ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated July 6, 2010

UBS E-TRACS

UBS E-TRACS 2x Leveraged Long Alerian MLP Infrastructure Index

Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities that are designed to track the total return on a specific market index, less investor fees, and provide investors with exposure to the total returns of various market indices, including indices linked to stocks, bonds, commodities, and currencies.

UBS Exchange Traded Access Securities (UBS E-TRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace. The UBS E-TRACS 2x Leveraged Long Alerian MLP Infrastructure Index is designed to track a leveraged investment in the Alerian MLP Infrastructure Index, and pay a variable quarterly coupon linked to the leveraged cash distributions associated with the underlying MLP constituents, less financing costs and investor fees. The Alerian MLP Infrastructure Index, comprised of 25 energy infrastructure Master Limited Partnerships, is a liquid, midstream-focused subset of the Alerian MLP Index (NYSE: AMZ). The index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with an unbiased benchmark for the infrastructure component of this emerging asset class. The index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification.

Product profile		Returns
Product Name	UBS E-TRACS 2x Leveraged Long Alerian MLP Infrastructure Index		Total Return	Annualized Return
Underlying Index	Alerian MLP Infrastructure Index	Alerian MLP Infrastructure Index	1,451.44%	20.80%
Issuer	UBS AG	Alerian MLP Index	744.24%	15.84%
Current Annual Index Yield*	6.87%	S&P 500® Index	116.56%	5.47%
Current Annual Leveraged Yield*	12.89%	S&P 500 Utilities® Index	105.51%	5.09%
Ticker Symbol	MLPL	Dow Jones-UBS Commodity IndexSM	94.34%	4.69%
CUSIP	902664 200	Pro forma and historical results for the period from December 29, 1995 through June 30, 2010.
Primary Exchange	NYSE Arca	Source: Alerian, Standard & Poors, and Dow Jones
Initial Trade Date	July 6, 2010

Historical information presented is as of June 30, 2010 and is furnished as a matter of information only. Historical performance of the Underlying Index is not an indication of future performance. Future performance of the Underlying Index may differ significantly from historical performance, either positively or negatively.

Maturity Date	July 9, 2040
Leverage	2x
Yearly Fee (%)*	0.85% per annum accrued on a daily basis
*	As of June 30, 2010. See disclaimer for more information.

Index comparisons

The graph above illustrates the performance of the Underlying Index from December 29, 1995 through June 30, 2010 in comparison with other benchmark indices.

Sector Weightings

Name	Ticker	Weight
Kinder Morgan Energy Partners LP	KMP	9.49%
Enterprise Products Partners LP	EPD	9.49%
Enbridge Energy Partners LP	EEP	6.99%
Energy Transfer Partners LP	ETP	6.99%
Plains All American Pipeline LP	PAA	6.99%
Magellan Midstream Partners LP	MMP	6.99%
Buckeye Partners LP	BPL	4.74%
NuStar Energy LP	NS	4.74%
ONEOK Partners LP	OKS	4.74%
MarkWest Energy Partners LP	MWE	4.58%

Source: Alerian

MLP Overview

Why invest in MLPs? Because the revenues of MLPs tend to be correlated with demand for energy commodities, and demand for such commodities is less volatile than energy commodity prices, MLPs in energy infrastructure industries have relatively consistent, predictable cash flows. Therefore, MLPs provide relatively low correlation to the market prices of a wide range of asset classes including equities and commodities and have produced attractive historical yields compared to other income-oriented investments.

Benefits of Investing in the ETNs

Leveraged exposure to a portfolio of energy infrastructure MLPs through a single investment.

Leveraged income via quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Underlying Index, less fees.

Tax benefit — the coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

What are some of the key risks in the ETNs?

•	The ETNs may result in a loss of some or all of your investment.

•	The ETNs are debt obligations of UBS AG and therefore are exposed to the credit risk of UBS AG.

•	The ETNs entail leverage risk and should be purchased only by investors who understand leverage risk and the consequences of seeking monthly leveraged investment results.

•	The Accrued Financing Charges may be greater than financing costs that you would incur if you borrowed funds from a third party.

•	Changes in the LIBOR Rate yield may affect the value of your ETNs.

•	The ETNs may not have an active secondary market and may not continue to be listed over their term.

•

The payment on some E-TRACS at maturity or call, or upon acceleration or early redemption, will be based on the VWAP Level of an underlying index and not on the closing level of an underlying index, as specified in the applicable prospectus supplement. The VWAP Level of the underlying index will most likely differ from the closing level of the underlying index.

•	The coupon payments on the ETNs will be variable and may be zero. The Accrued Tracking Fee reduces the potential coupons and/or the payment at maturity, call, acceleration or upon early redemption.

•	The Issuer’s obligation to redeem the ETNs is subject to substantial minimum size restrictions. Liquidity could be limited if you hold less than the minimum amount of ETNs.

•	The ETNs may be automatically accelerated and mandatorily redeemed, resulting in a loss of some or all of your investment.

•	You will not know how much you will receive upon early redemption at the time that you elect to redeem your ETNs.

•	Significant aspects of the tax treatment of the ETNs are uncertain.

The risks identified above are not exhaustive. You should also review carefully the related “Risk Factors” section of the relevant prospectus supplement.

Contact Us Customer support +1-877-ETRACS 5 (+1-877-387 2275) Hours available Monday to Friday 8:00 a.m. – 5:00 p.m. EST Email e-tracs@ubs.com Website www.ubs.com/e-tracs

The Current Annual Index Yield is calculated by Alerian and is based on a modified indicative formula, which takes the most recently declared quarterly distribution of each of the Master Limited Partnerships that constitute the Index (“constituent MLP”), and creates an annualized yield for each constituent MLP by (i) multiplying that number by four and (ii) dividing the resulting number by the current market price of the applicable constituent MLP. The Current Annual Index Yield is the sum of the products of those individual yields of each constituent MLP and their relative weights in the Index. The formula is considered “modified” indicative because in certain circumstances, Alerian can ignore the most recently declared distribution in its calculations and instead use an alternative distribution amount (derived from public sources) that, in its opinion, better reflects an investor’s expectation of future distributions using all publicly available information. The Current Annual Leveraged Yield is derived by multiplying the Current Annual Index Yield by the leverage factor, 2, and subtracting the Yearly Fee of .85%. The Current Annual Leveraged Yield is provided for illustrative purposes only. The actual annual ETN yield that investors may receive could be substantially different (either greater or less) than the Current Annual Leveraged Yield. You are not guaranteed any coupon or distribution amount under the ETN.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer. Member of SIPC. (http://www.sipc.org/) An investment in the UBS E-TRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS E-TRACS ETNs. UBS E-TRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the UBS E-TRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2010. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a/ Alerian. Other marks may be trademarks of their respective owners. All rights reserved.